UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 21 August, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel   +27 11 278 9600
Fax   +27 11 278 9863

MEDIA RELEASE:

SIBANYE GOLD ACQUIRES COOKE OPERATIONS FROM GOLD ONE

Westonaria, 21 August 2013: In a transaction which reinforces Sibanye Gold Limited's (JSE: SGL & NYSE: SBGL) position in the West Witwatersrand, Sibanye Gold today announced that it had reached agreement with Gold One International Limited ("Gold One") to acquire its Cooke underground and surface operations.   The consideration for the acquisition will be approximately 150,000,000 new Sibanye Gold ordinary shares, or such number of shares that represents 17% of Sibanye Gold's issued share capital, on a fully diluted basis on the closing of the transaction ("the Proposed Transaction").

Gold One has over the last 18 months been re-engineering the shallow Cooke Operations and over the next 5 years has developed detailed plans to produce on average 260,000 ounces of gold per annum and 570,000 pounds of uranium co-product per annum at an average cash cost of $1,000/oz. Gold Reserves of 2.8 million ounces and Resources of 22.65 million ounces, support a projected operating life of approximately 13 years. Sibanye Gold's West Rand Tailings Re-treatment Project will also benefit from the tailings retreatment expertise of the Cooke Surface Operations, which are building up to approximately 400,000 tons per month of surface tailings by the end of 2013.

Gold One has invested in turning the Cooke underground operations around since January 2012, with cost and operating efficiency improvements being clearly visible.   Significant operational synergies exist between Sibanye Gold's current mines and the Cooke operations resulting in considerable upside potential.

Neal Froneman, CEO of Sibanye Gold comments: "This is a cash flow accretive transaction for Sibanye Gold that will impact positively on projected cash flow per share."

The transaction also positions Sibanye Gold to reclaim the 6.4 million ounces of gold and 55 million pounds of uranium co-product contained in historical West Rand tailings deposits owned by the parties. These resources will be capable of supporting additional gold production of up to 300,000 ounces of gold per annum with uranium as a co-product.

Froneman added: "The addition of the Cooke Operations to the Sibanye Gold portfolio could potentially create the largest surface retreatment project in South Africa and provides Sibanye

Gold shareholders with exposure to a low cost gold and uranium project. The West Rand Tailings Retreatment Project also presents a unique, economically viable opportunity to clean up numerous environmental legacies in the region."

In terms of the agreement reached between the companies, Sibanye Gold proposes, subject to various conditions precedent, to acquire Gold One's 74% shareholding in, and the Gold One Group claims against, Newshelf 1114 (Pty) Limited ("Newshelf"). Newshelf holds a 100% shareholding in Rand Uranium Limited ("RUL") and, after the completion of an internal restructuring, will hold 100% of Ezulwini Mining Company Limited ("EMC"), the activities of which companies include the Cooke Operations.

Froneman concluded: "Gold One and its 90% shareholder, the Chinese BCX Consortium, will be an anchor shareholder with a long term investment horizon, which will support Sibanye Gold's long term growth strategy."

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Note to editors:
Sibanye Gold is a proudly South African gold mining company comprising three principal operations, namely Kloof and Driefontein in the West Wits area and Beatrix in the Free State. Sibanye Gold is one of the largest gold producers in South Africa and among the top 10 largest gold producers globally.

The BCX Consortium comprises of Baiyin Non-Ferrous Group Co. Limited, China-Africa Development Fund, Long March Capital and CITIC Kingview Capital Management Co. Limited.

Sibanye Gold Form 20-f filing
Sibanye Gold filed its annual report on Form 20-F for the year ended 31 December 2012 with the U.S. Securities and Exchange Commission (SEC) on 26 April 2013. The document can be accessed on the SEC's EDGAR system or the Sibanye Gold's website at http://www.sibanyegold.co.za.

Sibanye Gold shareholders (including holders of Sibanye Gold's American Depositary Receipts) may also receive hard copies of the Form 20-F Annual Report, free of charge, upon request. For a copy of the report, please contact James Wellsted, tel: +27 11 278 9656 or email: james.wellsted@sibanyegold.co.za.

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye Gold" or "the Company")

SIBANYE GOLD ANNOUNCES THE ACQUISITION OF GOLD ONE INTERNATIONAL LIMITED'S ("GOLD ONE") WEST RAND OPERATIONS ("COOKE OPERATIONS")

Highlights

- **Earnings and cash flow per share accretive transaction**
- **Adds, over the next 5 years, an average annual production of 260,000 oz of gold and 570,000 lbs of underground uranium co-product production to Sibanye Gold's production profile**
- **Introduces the Chinese BCX Consortium as an anchor shareholder with common strategic objectives**
- **Significant operational and infrastructural synergies**
- **Consolidates key gold and uranium surface resources for the West Rand Tailings Retreatment Project ("WRTRP")**
- **Successful development of the 6.4 million oz WRTRP has the potential of adding an additional 300,000 oz of low risk gold production per annum with uranium co-products**
- **Access to key high volume surface retreatment skills set**

1. Introduction

Sibanye Gold has entered into an agreement with Gold One to acquire its 74% shareholding in, and the Gold One Group claims against, Newshelf 1114 (Pty) Limited ("Newshelf"), in exchange for approximately 150,000,000 new Sibanye Gold ordinary shares, or such number of shares that represents 17% of Sibanye Gold's issued share capital, on a fully diluted basis ("the Consideration Shares") on the closing of the transaction ("the Proposed Transaction").

Newshelf holds a 100% shareholding in Rand Uranium Limited ("RUL") and, after the completion of an internal restructuring, will hold 100% of Ezulwini Mining Company Limited ("EMC"), the activities of which companies include the Cooke Operations.

2. Rationale

Gold One has been re-establishing the shallow Cooke Operations to produce approximately 260,000 oz of gold per annum and 570,000 lb of uranium co-product per annum at an average gold operating cost of U$1,000/oz. Gold Mineral (Ore) Reserves of 2.8 million oz and Mineral Resources of 22.54 million oz (refer to detailed resource and reserve statements in Section 3), support a projected operating life of approximately 13 years.

The Proposed Transaction is expected to enhance the attributable cash flow to Sibanye shareholders.

		FY2014	FY2015	FY2016	FY2017	FY2018
Cooke Operations free cashflow	R'million	645	867	949	707	623
Incremental free cashflow per share *	R	0,73	0,98	1,08	0,80	0,70

Sources: Cooke Operations SRK CPRs dated July and August 2013
Assumptions: Gold price ZAR425 000/kg, U308 LT price US$65/lb. Excludes debt and Black Economic Empowerment structures
* Assumes 883,603,546 shares in issue post the transaction

Sibanye Gold is expected to also benefit from the high volume tailings retreatment expertise of the Cooke Surface Operations, which are building up to approximately 400,000 tonnes per month ("tpm") of surface tailings by the end of 2013.

The Proposed Transaction consolidates Sibanye Gold and Gold One's existing and historical West Rand tailings deposits for reclamation and re-treatment to recover gold, uranium and sulphur. Combining the significant resources and existing joint infrastructure under one group, results in material infrastructure and operational synergies. The Pre-feasibility Study on the WRTRP was concluded in July 2013, is currently under review and will be reported in due course.

The WRTRP enables Sibanye Gold to bring to account the 3.7 million ounces of Measured gold Mineral Resource (at 0.27 grams per tonne)[1] contained in its surface tailings on its own lease area and 2.7 million ounces of gold (including 312.6 million tonnes at 0.271 grams per tonne) and 54.78 million pounds of uranium (including 288.1 million tonnes grading at 0.086 kilograms per tonne) owned by Newshelf (refer to Section 3 for resource details), in a low risk surface reclamation operation, capable of producing 300,000 oz of gold per annum with uranium as a co-product.

Gold One and its 90% shareholder, the Chinese BCX Consortium, will be an anchor shareholder with a long term investment horizon, which will support Sibanye Gold's long term growth strategy. The BCX Consortium comprises of Baiyin Non-Ferrous Group Co. Limited, China-Africa Development Fund, Long March Capital and CITIC Kingview Capital Management Co. Limited.

1- (Competent Person's Report on the South African Material Assets of Beatrix, Driefontein and Kloof Gold Mine. Report Number 453638 October 2012 prepared by SRK Consulting (SA) (Pty) Limited)

3.   Background to Cooke Operations

Cooke Underground
The Cooke Underground Operations are shallow (~1,000 meters deep) and therefore, have limited exposure to the challenges of seismicity and heat. The primary mining horizons at Cooke Underground are the VCR, Upper Elsburg and Middle Elsburg Reefs.

Since acquiring the Cooke Operations in December 2011, Gold One has been re-establishing the Underground Operations as profitable gold mines with uranium co-product potential and has implemented a turnaround strategy that has delivered:

- A decrease in total cash costs from approximately US$1,500/oz to US$1,200/oz

- Increased development rates providing improved mining flexibility
- Improved productivity and quality of mining

It is forecasted that total cash costs for the Cooke Underground Operations will decrease to less than US$1,000/oz with the benefits of underground uranium co-products and completion of the initial 2-year turnaround intervention

The salient features of the Cooke Underground Operations (1) are:
- Average annual gold production: 240,000 oz (next 5 years)
- Average annual cash flow: R 840 million (next 5 years @ R425,000/kg)
- Average cash cost: U$1,000/oz (Total Cost: U$1,116/oz) (next 5 years)
- Gold Reserve of 1.84 million oz*
- Gold Resource of 19.93 million oz*

1 - Cooke Operations SRK CPR's and includes Sibanye Gold management due diligence adjustments
* - Refer to detailed Resource and Reserve tables

Ongoing exploration and resource development work suggest numerous life extension opportunities that may justify further exploration.

Cooke Surface
As part of the turnaround strategy for the Cooke Operations, the Cooke Surface Operations have been restructured as a separate business unit, distinct from the Cooke Underground Operations, allowing both operations to develop appropriate operational and managerial focuses.

The Cooke gold plant has been processing mechanically reclaimed sand tailings from Dump 20 ("Dump 20") at some 300,000 tpm for the recovery of gold for the past five years, with the tailings being deposited onto the Cooke Tailings Dam. The plant is a conventional gold recovery circuit with milling of the coarse sand feed in a closed circuit and is able to mill both reef from the Cooke Underground Operations and sand material from Dump 20.

Salient features of Cooke Surface Operations (1) are:
- Average annual gold production: 34,000 oz (next 3 years)
- Average annual cash flow: R133 million (next 3 years @ R425,000/kg)
- Average cash cost: US$828/oz (Total costs: $900/oz) (next 3 years)
- Gold Reserve of 0.97 million oz*
- Gold Resource of 2.72 million oz*

1 - Cooke Operations SRK CPR's and includes Sibanye Gold management due diligence adjustments
* - Refer to detailed Resource and Reserve tables

Gold One is currently commissioning the Cooke Optimisation Project ("COP") which is expected to increase reclaimed and processed tonnage from 300,000 tpm of a sand feed to 400,000 tpm of a slime feed in the ratio of 1:3, thereby reducing total cash costs to US$900/oz and increasing gold produced.

The Cooke Surface Operations include additional gold and uranium surface deposits on its mining property, including Millsite, Lindum, Dump 20 Slime and the Ezulwini 4 Dam, which present a pipeline of economically attractive opportunities that could significantly expand the surface treatment operations.

Below is the Resource and Reserve tables for the Cooke Operations:

Cooke 1-3 Mineral Resources(1)		Gold			Uranium (U$_3$O$_8$)		
		Tonnes (Mt)	Grade (g/t)	Content (Moz)	Tonnes (Mt)	Grade (kg/t)	Content (M lbs)
Measured	Cooke 1	9.41	4.73	1.43	0.69	0.26	0.40
	Cooke 2	8.76	4.92	1.38	3.50	0.38	2.95
	Cooke 3	12.53	5.84	2.35	10.53	0.52	12.04
	Total Measured:	**30.70**	**5.24**	**5.17**	**14.72**	**0.47**	**15.39**
Indicated	Cooke 1	13.68	3.74	1.64	0.29	0.27	0.17
	Cooke 2	3.07	4.55	0.45	1.81	0.34	1.36
	Cooke 3	12.06	4.31	1.67	10.04	0.50	11.11
	Total Indicated:	**28.81**	**4.06**	**3.76**	**12.14**	**0.47**	**12.64**
	Total Indicated and Measured	**59.51**	**4.67**	**8.93**	**26.86**	**0.47**	**28.03**
Inferred	Cooke 1	6.36	3.71	0.76	0.16	0.36	0.13
	Cooke 2	1.06	5.50	0.19	0.37	0.30	0.24
	Cooke 3	7.84	5.01	1.26	2.09	0.60	2.75
	Total Inferred:	**15.26**	**4.50**	**2.21**	**2.63**	**0.54**	**3.12**
	Total Resource	**74.77**	**4.63**	**11.14**	**29.49**	**0.48**	**31.15**

(1) Mineral resources are reported in accordance with SAMREC guidelines (estimates would be identical if reported in accordance with JORC standards). Mineral resources are reported inclusive of ore reserves. The gold only cut-off grade is 2.5 g/t and the gold equivalent grade is calculated as 1 g/t gold = 0.466 kg/t uranium. The uranium mineral resource is declared at a cut-off grade of 0.184 kg/t within the gold resource, or as a co-product with gold at the gold equivalent cut-off of 2.9 g/t. The gold equivalence ratio is calculated at a gold price of US$ 1,750/oz and at a uranium price of US$ 65/lb, and an exchange rate of ZAR 8 : US$ 1. The uranium tonnes are a subset of the gold tonnesMineral

Cooke 1-3 Mineral (Ore) Reserves(1)		Gold			Uranium (U$_3$O$_8$)		
		Tonnes (Mt)	Grade (g/t)	content (Moz)	Tonnes (Mt)	Grade (kg/t)	Content (Mlbs)
Proved	Cooke 1	0.29	4.84	0.05			
	Cooke 2	1.36	4.98	0.22			
	Cooke 3	3.59	4.26	0.49	1.17	0.43	1.10
	Total Proved:	**5.25**	**4.48**	**0.76**	**1.17**	**0.43**	1.10
Probable	Cooke 1	0.69	9.63	0.21			
	Cooke 2	0.30	6.97	0.07			
	Cooke 3	3.27	4.14	0.44	1.06	0.50	1.16
	Total Probable	**4.26**	**5.23**	**0.72**	**1.06**	**0.50**	1.16
	Total Reserve	**9.51**	**4.82**	**1.47**	**2.23**	**0.46**	**2.26**

(1) Mineral (ore) resreves are reported in accordance with SAMREC guidelines (estimates would be identical if reported in accordance with JORC standards). The mineral reserves are estimated using a pay limit that is based on a gold price of ZAR 450,000/kg (US$ 1,750/oz and ZAR 8 : US$ 1) and anuranium price of US$ 45/lb and ZAR 8 : US$ 1 up to end 2015, and an uranium price of US$ 65/lb and ZAR 8: US$ 1 from 2016. Gold pay limit values are 4.55 g/t, 4.63 g/t and 4.15 g/t for Cooke 1, Cooke 2 and Cooke 3 respectively. Audited by SRK Consulting (SA) (Proprietary) LimitedMineral

Cooke 4 Mineral Resources(1,2)	Gold			Uranium			
	Tonnes (Mt)	Grade (g/t)	Content (Moz)	Tonnes (Mt)	Grade (kg/t)	Content (kgs)(000's)	Content (M lbs)
Total Measured:	**2.98**	**5.08**	**0.49**	**2.98**	**0.75**	**2 240**	**4.94**
Total Indicated:	**22.11**	**3.89**	**2.76**	**3.88**	**0.72**	**2 796**	**6.16**
Total Indicated and Measured	**25.09**	**4.03**	**3.25**	**6.86**	**0.73**	**5 036**	**11.10**
Total Inferred:	**54.33**	**3.11**	**5.43**	**8.75**	**0.57**	**4 988**	**11.00**
Total Resource	**79.43**	**3.40**	**8.68**	**15.61**	**0.64**	**10 024**	**22.10**

(1) Mineral resources are reported in accordance with SAMREC guidelines (estimates would be identical if reported in accordance with JORC standards). Mineral resources are reported inclusive of ore reserves. Gold mineral resources only are declared at a cut-off grade of 3 g/t. Mineral resources for the E9EC contain uranium and are therefore estimated at a gold equivalent cut-off of 3.4 g/t. The uranium tonnes are a subset of the gold tonnes. The balance of the gold tonnes contain gold above the gold cut-off grade but uranium below the uranium cut-off grade, and will therefore bypass the uranium recovery plant. The gold equivalence ratio is calculated at a gold price of US$ 1,750/oz and at a uranium price of US$ 65/lb, and an exchange rate of ZAR 8 : US$ 1

(2) For full details refer to Gold One Declares Gold and Uranium Mineral Resources and Mineral (Ore) Reserves for Cooke 4 Shaft released dated 20 August 2013

Cooke 4 Mineral (Ore) Reserves[1,2]							
	Gold			Uranium (U_3O_8)			
	Tonnes (Mt)	Grade (g/t)	Content (Moz)	Tonnes (Mt)	Grade (kg/t)	Content (kg) (000's)	Content (Mlbs)
Total Proved:	**0.47**	**3.58**	**0.05**	**0.44**	**0.44**	**194**	**0.43**
Total Probable:	**2.71**	**3.63**	**0.32**	**1.52**	**0.46**	**694**	**1.53**
Total Proved and Probable:	**3.18**	**3.63**	**0.37**	**1.96**	**0.45**	**888**	**1.96**

(1) The mineral reserves are estimated using a pay limit that is based on a gold price of ZAR 450,000/kg (US$ 1,750/oz and ZAR 8: US$ 1) and an uranium price of US$ 45/lb and ZAR 8 : US$ 1 up to end 2015, and an uranium price of US$ 65/lb and ZAR 8 : US$ 1 from 2016. Gold pay limit value is 3.9 g/t

(2) For full details refer to Gold One Declares Gold and Uranium Mineral Resources and Mineral (Ore) Reserves for Cooke 4 Shaft released dated 20 August 2013

Cooke Surface Operations Consolidated Resource Table[1,2]						
	Gold			Uranium		
	Tonnes (Mt)	Au Grade (g/t)	Au content (Moz)	Tonnes (Mt)	U_3O_8 Grade (kg/t)	U_3O_8 Content (Mlb)
Total Measured:	**256,28**	**0,261**	**2,15**	**235,82**	**0,086**	**44,84**
Total Indicated:	**56,31**	**0,315**	**0,57**	**52,29**	**0,086**	**9,94**
Total Indicated and Measured	**312,59**	**0,271**	**2,72**	**288,11**	**0,086**	**54,78**
Inferred						
Total Inferred:	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**
Total Resource	**312,59**	**0,271**	**2,72**	**288,11**	**0,086**	**54,78**

(1) Mineral Resources are reported in accordance with SAMREC guidelines (estimates would be identical if reported in accordance with JORC standards) considering a gold price of ZAR 450,000 / kg (US$1750/oz and ZAR 8 : 1 US$) and Uranium Price of US$65 / lb and ZAR 8: 1 US$. Total in-situ mineral resources are estimated. Mineral Resources are reported inclusive or ore reserves.

Cooke Surface Operations Consolidated Reserve Table						
	Gold			Uranium		
	Tonnes (Mt)	Au Grade (g/t)	Au content (Moz)	Tonnes (Mt)	U_3O_8 Grade (kg/t)	U_3O_8 Content (Mlb)
Total Proved:	**94,45**	**0,280**	**0,85**	**79,30**	**0,186**	**32,49**
Total Probable	**10,13**	**0,375**	**0,12**	**7,00**	**0,119**	**1,84**
Total Reserve	**104,58**	**0,289**	**0,97**	**86,30**	**0,181**	**34,33**

1 - Mineral (Ore) Reserevs are reported in accordance with SAMREC guidelines (estimates would be identical if reported in accordance with JORC standards) considering a gold price of ZAR 450,000 / kg (US$1750/oz and ZAR 8 : 1 US$) and Uranium Price of US$65 / lb and ZAR 8: 1 US$.

2 - Mineral Reserves considers the total extraction of in-situ mineral resources

4. Proposed Transaction

Sibanye Gold and Gold One have entered into a binding agreement that, subject to fulfillment of the conditions precedent contained therein (referred to in 5 below), will result in the transfer of all of Gold One's shares in, and Gold One group claims against, Newshelf, to Sibanye Gold against the allotment and issue of the Consideration Shares to Gold One.

Board of Directors
In recognition of the strategic relationship established through the Proposed Transaction, Gold One shall be entitled to nominate three individuals for election by the Sibanye Gold shareholders as non-executive Directors on the Sibanye Gold Board.

5. Conditions Precedent
The implementation of the Proposed Transaction is both subject to and conditional on the fulfillment of, *inter alia*, the following conditions precedent:

a. The approval of the Proposed Transaction, where so required, by any third party financier or holder of security interest in, respectively, Gold One and/or Sibanye Gold;
b. The shareholders of Sibanye Gold passing such resolutions required to approve and implement the Proposed Transaction;
c. The shareholders of Gold One passing such resolutions required to approve and implement the Proposed Transaction, if required;
d. All necessary approvals having been obtained from the relevant authorities including, but not limited to:
   i.   The Minister of Mineral Resources of South Africa;
   ii.   The JSE Limited;
   iii. The NYSE;
   iv.   The South African Reserve Bank, to the extent required;
   v.   The competition authorities, as provided for in the Competition Act, 1998;
   vi.   All Chinese regulatory approvals required by the BCX Consortium, including that of the Chinese National Development and Reform Commission, the Chinese Ministry of Commerce and the Chinese State Administration of Foreign Exchange;
e. A material adverse change in Sibanye Gold and Newshelf not having occurred, unless it has been remedied by closing of the Proposed Transaction.

6. Unaudited *pro forma* financial effects of the Proposed Transaction
Set out below is the unaudited *pro forma* financial effects of the Proposed Transaction on Sibanye Gold.

On 1 February 2013, Gold Fields Limited ("Gold Fields") subscribed for a further 731,647,614 shares in Sibanye Gold at a subscription price of R17,246 million. Sibanye Gold used R17,108 million of the proceeds to repay the GFL Mining Services Limited ("GFLMS") loan (the share subscription and the repayment of the GFLMS loan collectively referred to as the Share subscription). The entire issued share capital of Sibanye Gold was unbundled to existing Gold Fields shareholders on 18 February 2013, by way of a distribution in specie in accordance with section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listings Requirements.

The unaudited *pro forma* effects are prepared for illustrative purposes only and may not fairly present Sibanye Gold's results, financial position or changes in equity after the Share subscription and the Proposed Transaction. It has been assumed for the purposes of the *pro forma* financial effects that the Share subscription and Proposed Transaction took place with effect from 1 January 2012 for income statement purposes and on 31 December 2012 for the statement of financial position.

The unaudited *pro forma* financial effects have been prepared by management of Sibanye Gold and are the responsibility of the Board of Directors of Sibanye Gold.

	Before the Share Subscription and the Proposed Transaction[1]	Adjustments due to Share subscription	After the Share Subscription and before the Proposed Transaction	Adjustments due to Proposed Transaction			After the Share Subscription and the Proposed Transaction
				Investment in Newshelf	Newshelf group results	Consoli-dation journals	
Profit for the ye...	2,979.6	-	2,979.6	(30.8)(e)	148.4(g)	1,572.3(h)	4,669.5
Headline profit for the year	2,979.6	-	2,979.6	(30.8)(e)	(486.2)(g)	-	2,460.9
No of shares in issue	1,000	731,647,614	731,648,614	150,000,000			881,648,614
Weighted average number of shares in issue	1,000	731,647,614	731,648,614	150,000,000			881,648,614
Net asset value	(9,672.7)	17,245.8(b)	7,573.1	1,401.7(f)	783.7(g)	992.4(h)	10,750.9
Net tangible assets	(9,672.7)	17,245.8(b)	7,573.1	1,401.7(f)	783.7(g)	992.4(h)	10,750.9
Basic earnings per share	297,960,000	(297,959,593)(c)	407	122(i)			530
Headline earnings per share	297,960,000	(297,959,593)(c)	407	(128)(i)			279
Net asset value per share	(967,270,000)	967,271,035(d)	1,035	184(j)			1,219
Net tangible asset per share	(967,270,000)	967,271,035(d)	1,035	184(j)			1.219

Notes:
(a)   The "Before the Share Subscription and the Proposed Transaction" financial information is based on Sibanye Gold's audited consolidated financial statements of Sibanye Gold for the year ended 31 December 2012.
(b)   The pro forma adjustments relate to the settlement of the GFLMS loan owing by Sibanye Gold from the proceeds of the issuance of no par value ordinary shares to Gold Fields.
(c)   The adjustment relates to basic and diluted earnings per share and headline and diluted headline attributable to Sibanye Gold shareholders resulting from the impact of the increase in the weighted average number of ordinary shares (from 1,000 to 731,648,614, as described below). 100% weighting was assumed for the Share subscription. Other than for the impact on earnings per share and headline earnings per share resulting from the Share subscription, the pro forma adjustments resulting from the Share subscription did not have any other impact on the income statement.
(d)   The adjustment relates to net asset value and net tangible asset value per share resulting from the impact of pro forma adjustments in respect of the Share subscription reflecting the increase in the number of ordinary shares.
(e)   Estimated transaction related expenses to be borne by Sibanye Gold.
(f)   The adjustment relates to the acquisition of the 74% shareholding in, and the Gold One Group claims against Newshelf, in exchange for the Consideration Shares. The estimated acquisition cost is based

on the issue of 150,000,000 shares at an issue price of R9.55 per share, the closing share price on 19 August 2013 less the estimated transaction expenses.

(g) The financial information is based on Newshelf's audited consolidated financial statements for the year ended 31 December 2012. It should be noted that EMC was only acquired by the Gold One Group in August 2012 and therefore only 4 months of earnings are included in the financial information provided.

(h) The adjustment represents the consolidation journals, eliminating the equity of Newshelf and recognising negative goodwill of approximately R1,572.3 million on consolidation. Sibanye Gold has not re-valued any of the assets or liabilities of Newshelf and used the values per the Newshelf audited financial statements for the year ended 31 December 2012 in determining the negative goodwill. Sibanye Gold would be required to do a purchase price allocation in accordance with IFRS 3 Business Combinations once the transaction is completed. The final goodwill or negative goodwill amount will be determined by using the actual acquisition price and the fair values of the assets and liabilities acquired when the Proposed Transaction is concluded.

(i) The adjustment relates to basic and diluted earnings per share and headline and diluted headline attributable to Sibanye Gold shareholders resulting from the impact of the increase in the weighted average number of ordinary shares (from the issue of the 150,000,000 Consideration Shares, as described above). 100% weighting was assumed for the share issue.

(j) The adjustment relates to net asset value and net tangible asset value per share resulting from the impact of pro forma adjustments above and reflecting the increase in the number of ordinary shares.

7. Implementation of the Proposed Transaction
Subject to the Proposed Transaction becoming unconditional, it is expected to take approximately four to six months to implement.

21 August 2013

Corporate advisor	Sponsor	South African Legal Advisor
Qinisele Resources (Pty) Limited	J.P. Morgan Equities South Africa (Pty) Ltd	Edward Nathan Sonnenbergs
US Legal Counsel		
Linklaters LLP		

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Sibanye Gold. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Sibanye Gold, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking

statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye Gold, that could cause Sibanye Gold's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Sibanye Gold's ability to complete the transaction, Sibanye Gold's ability to successfully integrate the acquired assets with its existing operations, Sibanye Gold's ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, Sibanye Gold's ability to increase gold and uranium production, the success of exploration and development activities and other risks. Sibanye Gold undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye Gold's expectations with regard thereto.

This press release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the "SAMREC Code"), and not in accordance with the U.S. Securities and Exchange Commission's Industry Guide 7.

Competent Person Statement
Dr Richard Stewart, who is the Competent Person for the Gold One Group, consents to the inclusion in this release of all mineral resource and mineral (ore) reserve information relating to Gold One in the form and context in which they appear for the purposes of both the JORC Code and the SAMREC Code. Dr Stewart has a doctorate in geology and is a professional natural scientist registered with the South African Council for Natural Scientific Professions (SACNASP), membership number 400051/04. Dr Stewart is also a member of the Geological Society of South Africa (GSSA) and is Executive Vice President: Technical Services for Gold One, with which he is a full-time employee, and has 13 years' experience relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking, to qualify as a Competent Person for the purposes of both and the SAMREC Code and JORC Code. Further information on Gold One's resource statement and Competent Persons disclosure is available in the resource statements released in the Gold One 2012 Annual Report and in the company media release titled 'Gold One Declares Gold and Uranium Mineral Resources and Mineral (Ore) Reserves for Cooke 4 Shaft', released on 28 February 2013 and 20 August 2013 respectively on the ASX Limited and JSE Limited's respective news services and the Gold One website. Gold One's resource statements are also available on the Gold One website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 21, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer